UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND \
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

GAYLORD ENTERTAINMENT COMPANY

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

367905106

(CUSIP Number)

Michael G. Smith

TRT Holdings, Inc.

600 East Las Colinas Blvd.

Suite 1900

Irving, Texas  75039

Telephone: (214) 283-8500

Facsimile: (214) 283-8514

Copy To:

Glen J. Hettinger

Fulbright & Jaworski L.L.P.

2200 Ross Avenue, Suite 2800

Dallas, Texas 75201

Telephone: (214) 855-8000

Facsimile: (214) 855-8200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 6, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 367905106

1.	Names of Reporting Persons TRT Holdings, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,370,030

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 6,370,030

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,370,030

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 13.6%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 367905106

1.	Names of Reporting Persons Robert B. Rowling

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,370,030

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 6,370,030

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,370,030

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 13.6%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 367905106

The Schedule 13D filed on July 21, 2008 by TRT Holdings, Inc., a Delaware corporation (“TRT Holdings”), and Robert B. Rowling, an individual resident of the State of Texas (“Mr. Rowling” and, together with TRT Holdings, the “Reporting Persons”), relating to the common stock, par value $0.01 per share (the “Common Shares”), of Gaylord Entertainment Company, a Delaware corporation (the “Issuer”), as amended by Amendment No. 1 filed on January 15, 2009, Amendment No. 2 filed on January 23, 2009, Amendment No. 3 filed on January 28, 2009, and Amendment No. 4 filed on March 11, 2009 (the “Schedule 13D”), is hereby amended and supplemented as set forth below by this Amendment No. 5 to the Schedule 13D (“Amendment No. 5”).  Amendment No. 5 is being filed to report a change in the Reporting Person’s beneficial ownership of the Common Shares as a result of recent equity issuances by the Issuer.

For information required by Instruction C to Schedule 13D with respect to the executive officers and directors of TRT Holdings reference is made to Attachment I annexed hereto and incorporated herein by reference.

Item 5.    Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

(a)           At the close of business on December 10, 2009, the Reporting Persons beneficially owned 6,370,030 Common Shares, which constitute approximately 13.6% of the class outstanding.  The aggregate percentage of Common Shares reported beneficially owned by the Reporting Persons is based upon 46,985,118 Common Shares outstanding at October 31, 2009, according to the Issuer’s Quarterly Report on Form 10-Q filed on November 6, 2009.  TRT Holdings directly owns the Common Shares of the Issuer.  Mr. Rowling indirectly owns such Common Shares due to his ownership of all of the shares of Class B Common Stock of TRT Holdings.

Item 7.    Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit 99.1            Power of Attorney for Robert B. Rowling

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned persons, such persons certify that the information set forth in this statement is true, complete and correct.

Dated as of:  December 11, 2009

TRT Holdings, Inc.

By:	/s/ James D. Caldwell
Name:	James D. Caldwell
Title:	President

/s/ Robert B. Rowling
Name:	Robert B. Rowling

ATTENTION.
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

ATTACHMENT I

All of the directors and officers of TRT Holdings, Inc. (collectively referred to in this Attachment I as the “Covered Persons”) are citizens of the United States.  The names, business address, principal occupation of the Covered Persons, and the name, principal business and address of any corporation or other organization in which such employment is conducted, are set forth below.  During the last five years, to the best knowledge of the Reporting Persons, none of the Covered Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.  None of the other Covered Persons beneficially own any Common Shares of Gaylord Entertainment Company.  None of the Covered Persons has entered into any transactions with respect to the Common Shares of Gaylord Entertainment Company during the past 60 days.  To the best knowledge of the Reporting Persons there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Covered Persons and between the Covered Persons and any person with respect to securities of Gaylord Entertainment Company.

DIRECTORS

Name	Business Address	Office

David G. Adams	TRT Holdings, Inc. 600 East Las Colinas Blvd. Suite 1900 Irving, Texas 75039	Director

James D. Caldwell	TRT Holdings, Inc. 600 East Las Colinas Blvd. Suite 1900 Irving, Texas 75039	Director

Michael G. Smith	TRT Holdings, Inc. 600 East Las Colinas Blvd. Suite 1900 Irving, Texas 75039	Director

EXECUTIVE OFFICERS

Name	Business Address	Office

James D. Caldwell	TRT Holdings, Inc. 600 East Las Colinas Blvd. Suite 1900 Irving, Texas 75039	President

1

David G. Adams	TRT Holdings, Inc. 600 East Las Colinas Blvd. Suite 1900 Irving, Texas 75039	Senior Vice President – Taxation and Assistant Secretary

Michael G. Smith	TRT Holdings, Inc. 600 East Las Colinas Blvd. Suite 1900 Irving, Texas 75039	Senior Vice President, General Counsel and Secretary

R. Brandon Bean	TRT Holdings, Inc. 600 East Las Colinas Blvd. Suite 1900 Irving, Texas 75039	Chief Financial Officer

2